

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2025

Martin Babler
Chief Executive Officer
Alumis Inc.
280 East Grand Avenue
South San Francisco, CA 94080

     Re: Alumis Inc.
          Draft Registration Statement on Form S-4
          Submitted February 14, 2025
          CIK No. 0001847367

Dear Martin Babler:

     This is to advise you that we do not intend to review your registration statement.

     We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Joshua Gorsky at 202-551-7836 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Dave Peinsipp